SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934

                        (Amendment No. 30)

                AMPAL - AMERICAN ISRAEL CORPORATION
   ____________________________________________________________
                         (Name of Issuer)

                           Class A Stock
   ____________________________________________________________
                  (Title of Class and Securities)

                            032015 10 9
   ____________________________________________________________
              (CUSIP Number of Class of Securities)

                    Yoram Weissbrem, Secretary
                    BANK HAPOALIM B.M.
                    50 Rothschild Boulevard
                    Tel Aviv 61000, Israel
                    972-3-5673333
   _____________________________________________________________
      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                            Copy to:

                          David Fox, Esq.
               Skadden, Arps, Slate, Meagher & Flom
                         919 Third Avenue
                    New York, New York  10022
                          (212) 735-3000

                         February 18, 1996
   ____________________________________________________________
                  (Date of Event which Requires
                    Filing of this Statement)

    If the filing person has previously filed a statement on
    Schedule 13G to report the acquisition which is the
    subject of this Statement because of Rule 13d-1(b)(3) or
    (4), check the following:               ( )

    Check the following box if a fee is being paid with this
    Statement:                              ( )



                     SCHEDULE 13D

   CUSIP No. 032015 10 9
   _________________________________________________________________
   (1)  NAMES OF REPORTING PERSONS
   S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

   BANK HAPOALIM B.M.
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                               (a)  ( )
                                               (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*

   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
   ISRAEL
  _________________________________________________________________
                         (7)  SOLE VOTING POWER
    NUMBER OF                      10,500,991
     SHARES            ___________________________________
  BENEFICIALLY           (8)  SHARED VOTING POWER
    OWNED BY                       0
      EACH             ___________________________________
    REPORTING            (9)  SOLE DISPOSITIVE POWER
     PERSON                        10,500,991
      WITH              ___________________________________
                        (10)  SHARED DISPOSITIVE POWER
                                   0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   10,500,991
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
   SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
   50.4%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
   BK
   _________________________________________________________________


   This statement constitutes Amendment No. 30 to the Statement on
   Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Bank Hapoalim B.M. in connection with its beneficial ownership of shares of Class A Stock ("Class A Stock") of Ampal-American Israel
		 Corporation, a New York corporation ("Ampal").

   Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

   Item 4.  Purpose of Transaction

   Item 4 is hereby amended and supplemented by adding the following:

   As previously disclosed by the Bank on January 14, 1996, the Bank has requested certain parties to make proposals to acquire a portion of the Bank's interest in Ampal. On February 18, 1996, the Bank's Board of Directors authorized the Bank's management to negotiate with the Steinmetz family ("Steinmetz") with a view to reaching an agreement based on Steinmetz's proposal to acquire a portion of the Bank's interest in Ampal at a price that reflects a valuation of Ampal which exceeds its current market value.

   The sale, if completed, is expected to reduce the Bank's holding in Ampal to the percentage required under Israeli law.

                       SIGNATURE

   After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

             BANK HAPOALIM B.M.

             By:    /s/ Yaacov Elinav
                  Name:     Yaacov Elinav
                  Title:    Senior Deputy Managing Director

             By:    /s/ Nurit Raviv
                  Name:     Nurit Raviv
                  Title:    Advocate

   Dated: February 21, 1996